Filed Pursuant to Rule 433

File No. 333-193336

A Letter from the CEO

July 2015

Dear Shareholder and/or Supporter,

Zion Oil and Gas, Inc. (“Zion” or “Company” NASDAQ: ZN), is a publicly traded oil and gas exploration company dedicated to finding oil and gas onshore Israel. I believe that by faith (Heb. 11:1) and diligent professional work we are in the best position ever to see exploration success.

We have been following news items that negatively affect our economy such as Greece’s financial default and the Iranian nuclear deal. Further downward pressure on the price of oil is also negatively affecting oil and gas exploration efforts but we’d like to focus more on Zion’s positive potential as we continue to work toward drilling our next exploratory well late this year or early in 2016.

We held our Annual Shareholder and Board of Directors Meeting in Dallas on June 10-11, 2015. Several key corporate issues were decided, including stockholder approval to increase the number of shares of common stock that the Company is authorized to issue from 100 million to 200 million shares.

Following our annual shareholder meeting, the Board of Directors named Mr. Glen Perry as our new President and Chief Operating Officer and me as Zion’s new CEO. Mr. John Brown, the Company’s founder, will continue to serve as Executive Chairman of our Board of Directors. He will also continue to provide our Biblical vision, advise me in my new role as CEO, and be involved in key company initiatives such as developing the Good News from Zion project.

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2015 Zion Oil & Gas Board of Directors

I wholeheartedly welcome the new challenges and responsibilities as Zion’s CEO and seek your continued prayer and support for God’s guidance and wisdom to help us achieve exploration success. As a result of ongoing evaluation of previous and newly acquired geological and geophysical data, our exploration focus is now wholly concentrated on our 99,000 acre onshore Megiddo-Jezreel License.

MEGIDDO - JEZREEL LICENSE

Our Megiddo-Jezreel License area appears to possess the key geologic ingredients of an active petroleum system with significant onshore exploration potential. This license gives Zion the exclusive right to explore in a large area of approximately 99,000 acres. We have now met yet another critical milestone by delivering to the Energy Ministry our 100+ page Megiddo-Jezreel #1 Well Drilling Prospect Report in compliance with the terms of our license.

We have selected the precise drill pad location from which to drill our next well(s). Multiple wells could be drilled from this pad site as several subsurface geologic targets can be reached using directional well trajectories. Zion is well into the process of gaining official approval of our comprehensive Environmental Impact Assessment (EIA) study documents. Study topics included: ecology, geology, hydrology (water), archaeology, acoustics, air quality, hazardous materials, pollution, land reclamation, drilling methods, risk mitigation, etc.

Here are a few key 2015 milestones:

●	Late January – we formally submitted our EIA study to Israel’s Ministry of National Infrastructures, Energy and Water Resources (“Energy Ministry”) and the Ministry of Environmental Protection (“Environmental Ministry”).

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●	Late February - we entered into a Memorandum of Understanding (“MOU”) with Viking Services, BV (“Viking”), an international rig and oilfield services provider, to obtain the right to contract a land-based rig and certain oilfield services and crew with which to drill the Company’s next well. The MOU contemplates a two-year agreement to drill two wells with an option to drill a third well. On May 1, 2015, Mr. Dustin L. Guinn, Viking Services CEO joined Zion’s Board of Directors as an independent director.

●	Late March - we formally submitted our EIA to the Northern District Committee in Nazareth. In mid-May, this committee held a formal meeting to review, discuss, suggest modifications to, and consider approving our EIA. This step represents another key milestone required by Israeli law and regulations as a prerequisite to obtaining final authorization to drill our future well(s).

●	Late March - Zion received from the Energy Ministry final approval of our application to merge the southernmost portion of our former Jordan Valley License into the Megiddo-Jezreel License, joining what we believe to be the best parts of both licenses for future exploration.

●	Early July - Zion entered into drilling contract negotiations with Viking and Viking’s Israeli subsidiary, for use of a 1,500 HP land-based oil and gas rig with deep drilling capacity (see picture) with which to drill our next well(s).

●	Early July – Zion launched a stock rights offering through September 30, 2015 for existing shareholders, enabling them to exercise up to approximately 7,280,000 rights to subscribe for the Company’s securities. The Company is distributing subscription rights to purchase shares of its Common Stock to persons who owned ZN Common Stock shares as of June 19, 2015 (the “record date”), with each Right giving the shareholder the opportunity to purchase four shares of Zion Common Stock for a total price of $7.00 per subscription right (or $1.75 per share). Each shareholder will receive one subscription right for each five shares of Common Stock owned as of close of business on the record date. A total of 29,120,000 shares of Common Stock have been set aside by Zion Oil & Gas, Inc. for this Subscription Rights Offering. We intend to use the net proceeds from the rights offering to drill our next well (or two), log and if appropriate, production test the well(s), and for carrying out general corporate purposes. For full details of the rights offering, please review the prospectus supplement that we filed on July 6, 2015 with the Securities and Exchange Commission (“SEC”).

●	Early July – Zion’s EIA reply documents addressing the issues the Northern District Committee raised during their mid-May meeting were officially submitted. Once the committee reviews the information and approves, they will authorize a 60-day public comments period.

●	Early July – Zion submitted its Megiddo-Jezreel #1 Well Drilling Prospect Report in compliance with the terms of its license.

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●	Mid July – Zion is seeking an independent Resource Assessment Report for our drilling prospect by the engineering firm of Forrest Garb & Associates. This report is required by Israel’s Energy Ministry under the terms of our Megiddo-Jezreel License.

Viking International Drilling Rig I-35

While we still have several prerequisite steps before we can drill our next deep well, we plan to get to that point as expeditiously as possible while recognizing that significant regulatory/legal hurdles could still arise. Under the license terms, we have until December of 2015 to begin drilling to a minimum proposed depth of 4,000 meters (~13,125 feet).

WE ARE COMMITTED

We have worked hard to assemble an experienced and professional team focused on discovering oil and gas in Israel.

We commit to stay the course and fulfill Zion’s vision to render assistance to the Jewish people and Nation of Israel - to aid them in the Restoration of the Land by providing the oil and gas necessary to help Israel maintain her political and economic independence (Amos 9:14-15).

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I am optimistic that the day draws near when our Zion team will achieve exploration success and our many years of hard work will bear fruit, both for Zion’s stockholders and for Israel.

I believe that the time is near indeed when Zion will discover (and recover) the oil and gas that lies deep under the Land of Israel (Gen. 49:25-26, Deut. 33:13-16). In the meantime, using our God-given reasoning and scientific analysis, our excellent staff will continue to work diligently and professionally towards that great day.

To see Zion’s latest news, please visit our website at: www.zionoil.com

Your ongoing prayers, support and trust are vital to us and I thank you for them.

Shalom from Texas,

Victor G. Carrillo

CEO

“And I will bless those who bless thee...”

Genesis 12:2-3

NOTICE:

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus supplement) with the SEC for the offering referred to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents at no cost (free) by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free at 888-891-9466.

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